As filed with the Securities and Exchange Commission on April 12, 2006

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
GLADSTONE CAPITAL CORPORATION
(Name of Subject Company—Issuer and Filing Person—Offeror)
OPTIONS TO PURCHASE COMMON STOCK,
PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
376535 10 0
(CUSIP Number of Class of Securities)
DAVID GLADSTONE
CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD
GLADSTONE CAPITAL CORPORATION.
1521 WESTBRANCH DRIVE, SUITE 200
MCLEAN, VIRGINIA 22102
TELEPHONE: (703) 287-5800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)
Copies to:
DARREN K. DESTEFANO
COOLEY GODWARD LLP
ONE FREEDOM SQUARE
RESTON TOWN CENTER
11951 FREEDOM DRIVE
RESTON, VIRGINIA 20190
TELEPHONE: (703) 456-8000
CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$2,428,460	$259.85
* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,300,498 shares of Common Stock of Gladstone Capital Corporation having an aggregate value of $2,428,460 as of April 4, 2006 will be amended pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The number of shares subject to options, the aggregate value of the options and the filing fee are based on the number of shares issuable upon exercise of outstanding options on April 11, 2006.
** $107.00 per million dollars of the transaction value, pursuant to the Securities Exchange Act of 1934, as amended.
☐ CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2)
AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.
AMOUNT PREVIOUSLY PAID:              Not applicable            FILING PARTY: Not applicable.
FORM OR REGISTRATION NO.:            Not applicable            DATE FILED: Not applicable.
☐ CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.
CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:
☐ Third-party tender offer subject to Rule 14d-1.
☑ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.
       CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: ☐

ITEM 1.   SUMMARY TERM SHEET.
The information set forth in the Offer to Amend Options, dated April 12, 2006 (the “Offer to Amend Options”), attached hereto as Exhibit 99.(a)(1)(A), under the “Summary of Terms” section is incorporated herein by reference.
ITEM 2.   SUBJECT COMPANY INFORMATION.
(a) Name and Address. The name of the issuer is Gladstone Capital Corporation, a Maryland corporation (the “Company”), the address of its principal executive office is 1521 Westbranch Drive, Suite 200, McLean, Virginia 22102 and the telephone number of its principal executive office is (703) 287-5000. The information set forth in the Offer to Amend Options under Section 14 (“Information About Gladstone Capital Corporation”) is incorporated herein by reference.
(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to amend the terms of all outstanding stock options (the “Options”) currently outstanding under the Company’s Amended and Restated 2001 Equity Incentive Plan, as amended (the “Stock Option Plan”), to accelerate the expiration date of the Options to September 30, 2006, upon the terms and subject to the conditions set forth in the Offer to Amend Options. The number of shares of Common Stock subject to the Options is 1,300,498, as set forth in detail in the Offer to Amend Options under the “Summary of Terms” section, Section 1 (“Amendment of Options; Expiration Date”) and Section 8 (“Terms of 2001 Equity Incentive Plan; Options for Liquidity”), all of which are incorporated herein by reference.
(c) Trading Market and Price. The information set forth in the Offer to Amend Options under Section 7 (“Price Range of Common Stock”) is incorporated herein by reference.
ITEM 3.   IDENTITY AND BACKGROUND OF THE FILING PERSON.
(a) Name and Address. The information set forth under Item 2(a) above is incorporated herein by reference.
ITEM 4.   TERMS OF THE TRANSACTION.
(a) Material Terms. The information set forth in the Offer to Amend Options under the “Summary of Terms” section, Section 1 (“Amendment of Options; Expiration Date”), Section 3 (“Procedures”), Section 4 (“Change in Election”), Section 5 (“Acceptance of Options for Amendment”), Section 6 (“Conditions of the Offer”), Section 8 (“Terms of 2001 Equity Incentive Plan; Options for Liquidity”), Section 9 (“Accounting Consequences of the Offer”), Section 10 (“Legal Matters; Regulatory Approvals”), Section 11 (“Material U.S. Federal Income Tax Consequences”) and Section 12 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.
(b) Purchases. The information set forth in the Offer to Amend Options under Section 1 (“Amendment of Options; Expiration Date”) is incorporated herein by reference.
ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Amend Options under Section 8 (“Terms of 2001 Equity Incentive Plan; Options for Liquidity”) is incorporated herein by reference.
ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a) Purposes. The information set forth in the Offer to Amend Options under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.
(b) Use of Securities Acquired. The information set forth in the Offer to Amend Options under Section 5 (“Acceptance of Options for Amendment”) and Section 9 (“Accounting Consequences of the Offer”) is incorporated herein by reference.
(c) Plans. The information set forth in the Offer to Amend Options under the “Summary of Terms” section, Section 2 (“Purpose of the Offer”), Section 8 (“Terms of 2001 Equity Incentive Plan; Options for Liquidity”) and Section 15 (“Risk Factors”) is incorporated herein by reference.
ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a) Source of Funds. Not applicable.
(b) Conditions. The information set forth in the Offer to Amend Options under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.
(d) Borrowed Funds. Not applicable.
ITEM 8.  INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.
(a) Securities Ownership. Not applicable.
(b) Securities Transactions. The information set forth in the Offer to Amend Options under Section 8 (“Terms of 2001 Equity Incentive Plan; Options for Liquidity”) is incorporated herein by reference.
ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
(a) Financial Information. Item 8 (“Financial Statements and Supplementary Data”) of Part II of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (filed on December 13, 2005) and Item 1 (“Financial Statements (Unaudited)”) of Part I of the Company’s Quarterly Reports on Form 10-Q for the quarterly period ended December 31, 2005 (filed February 7, 2006) are incorporated herein by reference. The information set forth in the Offer to Amend Options under Section 14 (“Information About Gladstone Capital Corporation”) and Section 16 (“Additional Information”) is incorporated herein by reference.
(b) Pro Forma Financial Information. Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Amend Options under Section 10 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
(b) Other Material Information. The entire text of the Offer to Amend Options and the related Electronic Letter of Transmittal are incorporated herein by reference.
ITEM 12. EXHIBITS.

EXHIBIT
NUMBER	DESCRIPTION

99.(a)(1)(A)	Offer to Amend Options, dated April 12, 2006.

99.(a)(1)(B)	Form of Electronic Letter of Transmittal.

99.(a)(1)(C)	Summary of Terms of Offer to Amend Options.

99.(a)(1)(D)	Form of Election Form.

99.(a)(1)(E)	Form of Notice of Change in Election from Accept to Reject.

99.(a)(1)(F)	Form of Notice of Change in Election from Reject to Accept.

99.(a)(1)(G)	Form of Confirmation of Amendment of Options.

99.(a)(1)(H)	Form of Electronic Communication — Reminder.

99.(a)(1)(I)	Press Release, dated April 12, 2006, entitled “Gladstone Capital Corporation Announces Offer to Amend Stock Options.”

99.(a)(1)(J)	Gladstone Capital Corporation Annual Report on Form 10-K for its fiscal year ended September 30, 2005, filed with the Securities and Exchange Commission on December 13, 2005 and incorporated herein by reference.

99.(a)(1)(K)	Gladstone Capital Corporation Quarterly Report on Form 10-Q for the

EXHIBIT
NUMBER	DESCRIPTION
quarterly period ended December 31, 2005, filed with the Securities and Exchange Commission on February 7, 2006, and incorporated herein by reference.

99.(a)(1)(L)	Gladstone Capital Corporation Current Report on Form 8-K dated October 11, 2005, filed with the Securities and Exchange Commission on October 12, 2005, and incorporated herein by reference.

99.(a)(1)(M)	Gladstone Capital Corporation Current Report on Form 8-K dated December 13, 2005, filed with the Securities and Exchange Commission on December 13, 2005, and incorporated herein by reference.

99.(a)(1)(N)	Gladstone Capital Corporation Current Report on Form 8-K dated December 15, 2005, filed with the Securities and Exchange Commission on December 16, 2005, and amended on December 30, 2005, and incorporated herein by reference.

99.(a)(1)(O)	Definitive Schedule 14A relating to the Gladstone Capital Corporation Special Meeting of Stockholders held on December 2, 2005, filed with the Securities and Exchange Commission on October 20, 2005, and incorporated herein by reference.

99.(a)(1)(P)	Definitive Schedule 14A relating to the Gladstone Capital Corporation 2006 Annual Meeting of Stockholders held on February 23, 2006, filed with the Securities and Exchange Commission on January 12, 2006, and incorporated herein by reference.

99.(b)	Not applicable.

99.(d)(1)	Amended and Restated 2001 Equity Incentive Plan, incorporated by reference to Exhibit i.1 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed with the Securities and Exchange Commission on July 27, 2001, and incorporated herein by reference.

99.(d)(2)	First Amendment to Amended and Restated 2001 Equity Incentive Plan, incorporated by reference to Exhibit i.3 to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-63700), filed with the Securities and Exchange Commission on August 10, 2001, and incorporated herein by reference.

99.(d)(3)	Second Amendment to Amended and Restated 2001 Equity Incentive Plan, incorporated by reference to Exhibit i.5 to the Registration Statement on Form N-2 (File No. 333-100385), filed with the Securities and Exchange Commission on October 7, 2002, and incorporated herein by reference.

99.(d)(4)	Third Amendment to Amended and Restated 2001 Equity Incentive Plan, incorporated by reference to Exhibit i.6 to Pre-Effective Amendment No. 2 to

EXHIBIT
NUMBER	DESCRIPTION
the Registration Statement on Form N-2 (File No. 333-100385), filed with the Securities and Exchange Commission on February 28, 2003, and incorporated herein by reference.

99.(g)	Not applicable.

99.(h)	Not applicable.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.
SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 11, 2006

GLADSTONE CAPITAL CORPORATION

By: /s/ David Gladstone

Name: David Gladstone
Title: Chief Executive Officer and Chairman of the Board